SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

CNPJ No. 01,832,635/0001-18 – NIRE No. 35,300,150,007
Av. Jurandir, 856, Lote 4, 1o andar
CEP 04072-000, São Paulo/SP

NOTICE TO SHAREHOLDERS

Notice is hereby given to the shareholders that in accordance with the By-Laws of the Company, the Board of Directors has approved a proposal by the Board of Executive Officers of the Company for payment of interest on stockholders’ equity with respect to the period from 01/01/2009 to 09/30/2009 in the amount of Twenty-Three Million, Four Hundred Sixty-Nine Thousand, Seventy-One Brazilian Reals and Seventy-Eight Centavos (R$ 23,469,071.78), corresponding to R$ 0.156270 per share, with application of withholding income tax at the rate of 15%, except for shareholders demonstrably exempt or immune from such tax based on their shareholding on 01/04/2010, which will amount to a net interest of R$ 0.13283 per share.

Interest on stockholders’ equity so paid will be applied against the minimum mandatory dividend to be paid by the Company with respect to fiscal year 2009, and the amount thereof will be deemed to be a part of any dividends paid by the Company for the purposes of corporate regulations.

The shares of the Company will be traded on the stock exchange “ex-interest on stockholders’ equity” starting, and including, 01/05/2010. The payment date for the foregoing interest on stockholders’ equity will be fixed hereafter at the shareholders’ meeting that will take action on the financial statements for the fiscal year ended 12/31/2009 and that will confirm the payment approved herein, which shareholders’ meeting will be held on or before April 30, 2010.

São Paulo, January 4, 2010.

     Líbano Miranda Barroso
CEO & Investor Relations Officer

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.